Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-214279
August 1, 2017

Celgene Corporation

Pricing Term Sheet

August 1, 2017

2.250% Senior Notes due 2021

Issuer:	Celgene Corporation
Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB+ (Stable)
Type of Transaction:	SEC Registered
Trade Date:	August 1, 2017
Expected Settlement Date**:	August 10, 2017 (T+7)
Title:	2.250% Senior Notes due 2021
Principal Amount:	$500,000,000
Maturity Date:	August 15, 2021
Coupon (Interest Rate):	2.250% per annum
Price to Public:	99.706%
Yield to Maturity:	2.327%
Benchmark Treasury:	1.500% due July 15, 2020
Spread to Benchmark Treasury:	+ 83 basis points
Benchmark Treasury Yield:	1.497%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2018
Optional Redemption:	T + 15 basis points at any time prior to the maturity date
CUSIP / ISIN:	151020 AV6 / US151020AV67
Sole Book-Running Manager:	Morgan Stanley & Co. LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**Note: We expect that delivery of the notes will be made against payment therefor on or about August 10, 2017, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Celgene Corporation on August 1, 2017 relating to its prospectus dated October 27, 2016.

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